Exhibit 99.3

The following is an excerpt of the Company’s earnings release dated July 18, 2019.

“In keeping with our business transformation plans, I am pleased to say that we successfully completed the sale of Epsilon to Publicis Groupe on July 1st. As previously disclosed, we expect to use the net proceeds to retire $2.4 billion of corporate debt and repurchase up to $1.1 billion of our shares, per our recently announced Board-authorized plan. Towards that end, we anticipate launching in the next few days a “modified dutch auction” tender offer to acquire between $700 to $750 million of our common stock. The Epsilon divestiture underscores our stated commitments to move toward a more simplified and focused business model with the goal of returning to our more traditional growth profile.”

Additional Information Regarding the Tender Offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Alliance Data Systems Corporation common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Alliance Data Systems Corporation common stock or any other securities. On the commencement date of the Offer, Alliance Data Systems Corporation will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Alliance Data Systems Corporation will be filing with the SEC at the SEC’s website at www.sec.gov or from Alliance Data System Corporation’s website at www.alliancedata.com.